UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 1 April 2026, London UK

GSK, Pfizer and Shionogi complete changes to ViiV Healthcare shareholding
●   Completion of Pfizer's exit of its investment in ViiV Healthcare
●    Increase of Shionogi's holding to 21.7%, with GSK maintaining 78.3% majority share

GSK plc (LSE/NYSE: GSK) ("GSK"), and Shionogi & Co., Ltd (Head Office: Osaka, Japan; Chief Executive Officer: Isao Teshirogi, Ph.D) ("Shionogi"), further to their announcements on 20 January 2026, announce the completion of the transaction for the 11.7% economic interest in ViiV Healthcare Limited ("ViiV Healthcare") previously held by Pfizer Inc. (NYSE: PFE) ("Pfizer") to be replaced with an investment by Shionogi. As a result of this transaction, Shionogi has increased its economic interest in ViiV Healthcare to 21.7%. GSK maintains its 78.3% majority owned economic interest.

ViiV Healthcare issued new shares to Shionogi for consideration of $2.125 bn and cancelled Pfizer's holding in ViiV Healthcare. Pfizer received $1.875 bn and GSK received a special dividend of $0.250 bn (paid in GBP).

Financial Considerations
The Pfizer put option liability shown in GSK's accounts for the year ended 31 December 2025 was extinguished through retained earnings at completion. The put option liability was remeasured immediately prior to completion on the same methodology as at 31 December 2025, with the fair value change in the liability recognised as an adjusting item through other operating income.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

About Shionogi
Shionogi & Co., Ltd. is a leading global research-driven pharmaceutical company dedicated to bringing benefits to patients based on its corporate philosophy of "supplying the best possible medicine to protect the health and well-being of the patients we serve." Shionogi has discovered and developed novel antibiotics, medicines for HIV and influenza, and currently markets medicines for infectious diseases and central nervous system disorders. For more information, visit https://www.shionogi.com/global/en.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 dedicated to delivering advances in treatment and care for people living with HIV and for people who could benefit from HIV prevention. The company's aims are to take a deeper and broader interest in HIV and AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline, and commitment, please visit viivhealthcare.com.

Forward-Looking Statements
This announcement contains forward-looking statements. These statements are based on expectations in light of the information currently available and assumptions that are subject to risks and uncertainties which could cause actual results to differ materially from these statements. These risks and uncertainties particularly apply with respect to transaction-related forward-looking statements. GSK and Shionogi disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Shionogi enquiries
Website Inquiry Form: https://www.shionogi.com/global/en/contact.html

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025.

Registered in England & Wales:

No. 3888792

Registered Office:

79 New Oxford Street

London

WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 01, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc